                                                                      EXHIBIT 1:

International Rectifier to buy Zing for $15.36 per share to expand proprietary business.

VALHALLA, N.Y., Jan. 28 /PRNewswire/ -- International Rectifier (NYSE: IRF) and Zing Technologies (Nasdaq: ZING) today announced that IR agreed to acquire all the outstanding shares of Zing for a cash purchase price of $15.36 per share. Zing's wholly owned subsidiary and sole operating business, Omnirel, supplies power semiconductor modules and components. Omnirel's products, customers, technology, and manufacturing capabilities provide a strategic complement to IR's own fast-growing proprietary control and subsystems business. The control and subsystems business of the combined operation has an annualized revenue of about $100 million.

The purchase price for the transaction is approximately $28.5 million (net of Zing's cash on hand). International Rectifier will commence a cash tender offer for the outstanding shares of Zing by early February and expects to complete the tender offer in March.

IR chief executive officer, Alex Lidow, commented, "This acquisition accelerates the growth of our proprietary control and subsystems business, enhances our product offerings for aerospace and other lucrative high-reliability applications, and provides greater access to customers who can benefit from the combination of IR and Omnirel technologies to manage their power requirements."

Robert E. Schrader, Zing Technologies chairman and chief executive officer, noted, "Our Board of Directors has unanimously approved the proposed acquisition as being in the best interests of Zing and its shareholders. The combination of Omnirel with IR represents an excellent strategic fit."

The acquisition is subject to certain conditions, including at least 66.7% of Zing's outstanding stock on a fully diluted basis being tendered without withdrawal prior to the expiration of IR's offer and the expiration of the waiting period under federal antitrust laws. Both parties expect these conditions to be satisfied. Including Mr. Schrader, shareholders who own approximately 57% of Zing's outstanding shares have executed agreements with IR to tender their shares.

Omnirel manufactures and sells high reliability multi-chip power semiconductors, integrated power modules and packaged semiconductor components for the military, industrial and high-end commercial markets.

International Rectifier is the pioneer and market leader in power MOSFETs, power semiconductors that have grown faster than integrated circuits. Power M0SFETs refine electricity coming out of a wall outlet or battery, to meet the specific needs of different types of electronic products and circuits and to increase circuit efficiency. IR uses its MOSFET leadership and unique focus on related technologies to develop proprietary control and subsystem products that expand its market opportunity and increase its profit potential. IR technology enables cell phones, Internet hardware and appliances, computers, home appliances, cars, and industrial products to offer greater functionality in more compact configurations.

The foregoing material contains some forward-looking statements concerning the combined operation. We caution that such statements are subject to a number of uncertainties and actual results may differ materially. Certain factors that may affect such results include the demand for sales and price stability of IR and Omnirel's products continuing in line with current trends, IR's ability to attain Omnirel's reported level of sales and backlog for products, the ability to retain existing customers and suppliers, and the ability to attract new ones, and success in utilizing existing products and technologies to create and derive new ones.


SHAREHOLDERS OF ZING TECHNOLOGIES, INC. SHOULD READ OUR SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. SHAREHOLDERS CAN GET A COPY OF THE
SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED BY ZING TECHNOLOGIES INC. FOR FREE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE LOCATED AT WWW.SEC.GOV. OTHER FREE DOCUMENTS INCLUDE ZING'S ANNUAL REPORT ON FORM 10-KSB AND QUARTERLY REPORT ON FORM 10-QSB.